August 18, 2003

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs:

Re: Russel Metals Inc. (the "Corporation")

        This is to confirm that the Interim Report of the Corporation for the period ended June 30, 2003, which includes the Report to Shareholders, Financial Statements and Management Discussion and Analysis, was sent today by prepaid mail to all shareholders of the Corporation who returned a supplemental mailing card to the Corporation.

Yours very truly,

(Signed) Elaine G. Hillis

ELAINE G. HILLIS
Assistant Corporate Secretary